UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2013

Commission File Number 000-27974

CIMATRON LIMITED
(Translation of Registrant’s name into English)

11 Gush Etzion Street, Givat Shmuel 54030, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On September 4, 2013, Cimatron Limited, or Cimatron, announced the closing of its previously disclosed underwritten public offering.  The total number of ordinary shares sold by Cimatron was 1,035,000 and all of such shares were sold at a price to the public of $6.00 per share. Net proceeds to Cimatron from the offering were approximately $5.8 million, after deducting underwriting discounts and commissions, and other estimated offering expenses payable by Cimatron.  The press release describing the announcement is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED

By:	/s/ Ilan Erez
Ilan Erez
Chief Financial Officer

Dated: September 4, 2013

EXHIBIT INDEX

The following exhibit is furnished as part of this Form 6-K:

Exhibit No.	Description

99.1	Press release, dated September 4, 2013, issued by Cimatron Limited